UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D	hours per response. . . . . . . .14.5

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ENCISION INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

29254Q104

(CUSIP Number)

Vern D. Kornelsen, CMED Partners LLLP, 4605 S. Denice Dr., Englewood, CO 80111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1746 (3-06)

Schedule 13D CUSIP No. 29254Q104		Encision Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vern D. Kornelsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 2,495,238

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,495,238

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,495,238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) IN

(1)  See Item 5(b).

(2)  See Item 3.

Schedule 13D CUSIP No. 29254Q104		Encision Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CMED Partners LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (3)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 2,421,017 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,421,017 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,421,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) PN

(3)  See Item 5(b).

(4)  See Item 3.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.
Item 1.	Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, No Par Value (“Common Stock”), of Encision Inc., a Colorado corporation (hereinafter “Encision” or the “Company”). The Company’s principal executive office is located at 6797 Winchester Circle, Boulder, Colorado 80301.

Item 2.	Identity and Background.

(a), (b) and (c). This Schedule 13D is being filed by Vern D. Kornelsen (“Kornelsen”), whose residence address is 4605 S. Denice Drive, Englewood, Colorado 80111. The principal occupation of Kornelsen is a self-employed investor.

This Schedule 13D is also being filed on behalf of CMED Partners LLLP (“CMED”) whose principal business consists of acquiring, owning, selling and otherwise dealing in the shares of capital stock, warrants, notes and other securities of Encision and other entities identified by Kornelsen as appropriate investments for CMED. CMED’s principal office is located at 4605 S. Denice Drive, Englewood, Colorado 80111.

A joint filing agreement is attached as Exhibit A.

(d) and (e). Neither Kornelsen nor CMED has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Kornelsen is a citizen of the United States of America. CMED is organized under the laws of the State of Colorado.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 17, 2013, CMED purchased 525,000 common shares directly from the Company in a private placement transaction.

The price paid by CMED was $0.80 per share. As part of the private placement, CMED also acquired warrants to purchase 262,500 shares of common stock. The warrants will have a five year term and an exercise price of $1.20 per share.

The source of funds for CMED was the proceeds of a capital call on the partners of CMED.

Item 4.	Purpose of Transaction.

Except as described in Item 3, neither Kornelsen nor CMED has any present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs (a) through (j) of Item 4. Kornelsen and CMED, however, reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.
Item 5.	Interest in Securities of the Issuer.

(a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Kornelsen beneficially owns 2,495,238 shares of Common Stock which constitute 22.8% of the outstanding and issued Common Stock of the Company. For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), CMED beneficially owns 2,421,017 shares of Common Stock which constitutes 22.1% of the outstanding and issued Common Stock of the Company. These holdings include warrants held by CMED to purchase 262,500 shares of common stock, which warrants are currently exercisable.

(b) Kornelsen owns 74,221 shares of the Company’s Common Stock individually and has sole voting and dispositive power with respect to those shares. As the general Partner of CMED, Kornelsen has sole power to direct the vote and disposition of another 2,421,017 shares of the Company’s Common Stock (including warrants to purchase 262,500 shares of common stock which are currently exercisable).

Although Kornelsen is general partner of CMED, Kornelsen, pursuant to Rule 13d-4 under the Act, declares that the filing of this schedule shall not be construed as an admission he is, for the purposes of Sections 13(d) and 13(g) of the Act, the beneficial owner of the Company’s Common Stock owned by CMED except as expressly stated herein. Kornelsen further disclaims the existence of a “group” within the meaning of Section 12(d)(3) of the Act as there is no agreement amongst Kornelsen or CMED to act together for the purposes of acquiring, holding, voting or disposing of the Company’s Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.	Interest in Securities of the Issuer.
Not Applicable.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2014

/s/ Vern D. Kornelsen
Vern D. Kornelsen

/s/ Vern D. Kornelsen
Vern D. Kornelsen
General partner, CMED Partners LLLP

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

EXHIBIT A
To
SCHEDULE 13D

Vern D. Kornelsen
and
CMED Partners LLLP

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, Vern D. Kornelsen, a Colorado resident, and CMED Partners LLLP, a Colorado limited liability limited partnership, hereby agree that the preceding Schedule 13D is being filed on behalf of each of them.

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement on this 23rd day of January, 2014.

/s/ Vern D. Kornelsen
Vern D. Kornelsen

/s/ Vern D. Kornelsen
Vern D. Kornelsen
General partner, CMED Partners LLLP